

05076768

AMENDMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 06 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Investment Financial Services Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury (City) MN (State) 55125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely 651-738-5586
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St. (Address), Minneapolis (City), MN (State), 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3)*

AFFIRMATION

I, Tamara L. Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hartford Investment Financial Services, LLC (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Tamara L. Fagely
Controller

Subscribed to before me this day of Dec. 5, 2005.



Notary Public


CAROL DAWN RADEMACHER
Notary Public
Minnesota
My Commission Expires Jan. 31, 2010

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

Financial Statements as of December 31, 2004 and for the Year Then Ended, Supplemental Schedule as of December 31, 2004, Independent Auditors' Report, and Supplemental Report on Internal Control (As Restated)

* * * * *

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Hartford Investment Financial Services, LLC

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated debt for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 10, the financial statements and supplemental schedule of Hartford Investment Financial Services, LLC as of December 31, 2004, and for the year then ended have been restated.

Deloitte & Touche LLP

February 28, 2005 (November 22, 2005 as to the effects of the restatement discussed in Note 10)

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(As restated, see Note 10)

ASSETS

Cash and cash equivalents	$ 69,467,725
Prepaid commissions	81,575,447
Accounts receivable	155,263
Due from affiliates	3,394,055
Federal income taxes due from affiliates	2,323,829
Deferred tax asset due from affiliates	14,997,142
TOTAL	$171,913,461

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$ 3,411,124
Accounts payable and accrued liabilities	69,859,651
Total liabilities	73,270,775
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued, and outstanding	1,000
Paid-in capital	13,000,000
Retained earnings	85,641,686
Total stockholder's equity	98,642,686
TOTAL	$171,913,461

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004
(As restated, see Note 10)

REVENUES:	
Commission income	$ 76,977,634
Advisory fee income	158,905,289
12b-1 fees	119,789,038
Underwriter concessions	11,599,720
Contingent deferred sales charge revenues	9,623,408
Interest income	640,569
Total revenues	377,535,658
EXPENSES:	
Retail fund commissions	205,085,262
Subadvisory fee expense	41,057,643
Other broker/dealer expense	37,221,499
Distribution fees	20,273,960
Marketing expenses	19,574,798
Other operating expense	12,217,800
Interest expense	375,000
Total expenses	335,805,962
PRETAX INCOME	41,729,696
PROVISION FOR INCOME TAXES	14,606,014
NET INCOME	$ 27,123,682

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

(As restated, see Note 10)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 27,123,682
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in deferred income taxes due from affiliates	(8,270,113)
Changes in operating assets and liabilities:	
Prepaid commission additions	(45,688,518)
Prepaid commission amortization	50,671,567
Decrease in accounts receivable	211,240
Decrease in due from affiliates	10,460,177
Increase in taxes due from affiliates	(2,323,829)
Increase in accounts payable and accrued liabilities	4,124,600
Decrease in due to affiliates	(354,651)
Net cash provided by operating activities	35,954,155
CASH FLOWS FROM FINANCING ACTIVITY—	
Repayment of subordinated debt to affiliate	(15,000,000)
NET INCREASE IN CASH	20,954,155
CASH AND CASH EQUIVALENTS—Beginning of year	48,513,570
CASH AND CASH EQUIVALENTS—End of year	$ 69,467,725
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 425,000
Income taxes paid	$ 25,199,000

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

(As restated, see Note 10)

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCES—December 31, 2003 as previously reported	$ 1,000	$ 13,000,000	$ 77,156,455	$ 90,157,455
Restatement adjustment (see Note 10)			(18,638,451)	(18,638,451)
BALANCES—December 31, 2003, as restated	1,000	13,000,000	58,518,004	71,519,004
Net income			27,123,682	27,123,682
BALANCES—December 31, 2004	$ 1,000	$ 13,000,000	$ 85,641,686	$ 98,642,686

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN SUBORDINATED DEBT

SUBORDINATED DEBT—December 31, 2003	$ 15,000,000
Repayment of subordinated debt	(15,000,000)
SUBORDINATED DEBT—December 31, 2004	$ -

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(As restated, see Note 10)

1. ORGANIZATION

Hartford Investment Financial Services, LLC ("HIFSCO" or the "Company") is a limited liability company and is a registered broker/dealer under the Securities Exchange Act of 1934. HIFSCO is a wholly owned subsidiary of HL Investment Advisors, LLC ("HLIA"), which is a wholly owned subsidiary of Hartford Financial Services, LLC, a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). HIFSCO was formed on December 9, 1996. The Company became a registered broker/dealer on October 31, 1998.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between HIFSCO and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays HIFSCO a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, HIFSCO has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company ("Hartford Investment"), an affiliate of HIFSCO; Goldman, Sachs & Co.; Northern Capital Management, LLC; Chartwell Investment Partners; and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. Hartford Investment is a professional money management firm and a wholly owned subsidiary of The Hartford.

HIFSCO is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds. HIFSCO receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

Hartford Administrative Services Company ("HASCO") serves as the transfer agent to the Funds.

Basis of Presentation—The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions—The Company capitalizes commissions paid to retail broker/dealers associated with the sale of Class B, Class C, Class H, Class M, and Class N shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees, including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B, Class H, and Class M shares are amortized over a 72-month period, and

Class C and Class N shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income—Investment advisory fees are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and clients to which the Company provides investment management services.

12b-1 Fees—The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, H, L, M, and N and for providing services for shareholders. Some or the entire fee may be remitted to broker/dealers for distribution and/or shareholder account services.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH AFFILIATES

The Company reimburses HLA and Hartford Fire Insurance Company ("HFIRE") for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA and HFIRE $15,894,055 and $2,961,669, respectively, for these costs in 2004. In addition, the Company pays marketing service fees (marketing, educational, and administrative services) to Planco Financial Services, Inc. ("PLANCO"), an affiliate of the Company. These marketing service fees are paid for the wholesaling and distribution of shares of the Funds. During 2004, $20,273,960 was paid to PLANCO for marketing service fees. Furthermore, the Company allocated various costs from its affiliates that relate to the Company's pro-rata share of the affiliates' operating costs. During 2004, these allocations included $2,124,757 paid to Woodbury Financial Services ("WFS") and were in addition to reimbursements for dealer commissions, trail commissions, and revenue-sharing expenses of $8,751,373. The Company also received revenues from affiliates. The Funds paid the Company $158,905,289 in gross management and advisory fees and $119,789,038 in 12B-1 revenues. The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2004, the Company had intercompany payables due to the following entities:

Hartford Life Insurance Company ("HLIC")	$ 29,087
HLA	1,295,987
HFIRE	268,161
HLIA	184,502
HASCO	330,548
Funds	945,696
WFS	186,555
Hartford Securities Distribution Company ("HSD")	170,588
Total	$3,411,124

As of December 31, 2004, the Company had intercompany receivables due from the following entities:

Funds	$3,392,386
Hartford Equity Sales Company ("HESCO")	1,669
Total	$3,394,055

4. SUBORDINATED DEBT

The Company has received funding in the form of subordinated loans from its direct parent company, HLIA. The National Association of Securities Dealers has approved the subordinated debt agreements as satisfactory subordination agreements and, as such, they are excluded from aggregate indebtedness in the computation of required net capital. Such borrowings are available in computing net capital pursuant to the Securities and Exchange Commission's (the "Commission") Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During the year ended December 31, 2004, $15,000,000 was repaid on these loans, and at December 31, 2004, these loans have been completely repaid.

5. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include

unemployment and social security costs, were approximately $1,683,000 during 2004. This allocation is included in the reimbursement to HLA described in Note 3.

6. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The Company's temporary differences relate primarily to prepaid commissions, which are being capitalized and amortized over 72 months for book purposes and expensed as incurred for tax purposes prior to January 1, 2001. Subsequent to January 1, 2001, under a new tax law, the prepaid commissions are capitalized and amortized over 72 months for tax purposes. Federal income taxes receivable and deferred income tax asset amounts are included in deferred income taxes due from affiliates on the statement of financial condition. State income taxes are paid by The Hartford on behalf of HIFSCO and are not recorded in the provision for income taxes because they are not material.

The provision for income taxes for the year ended December 31, 2004, is as follows:

Current provision	$22,876,127
Deferred benefit	(8,270,113)
Provision for federal income taxes	$ 14,606,014

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. As a result of the restatement adjustment discussed in Note 10, the Company, at December 31, 2004, had a deficit net capital balance of $1,146,479, which was $6,031,198 below the required net capital of $4,884,719, and the ratio of aggregate indebtedness to net capital was a deficit of 63.91 to 1. Therefore, at December 31, 2004, the Company is not in compliance with SEC Rule 15c3-1.

8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

9. MUTUAL FUND LITIGATION

The Hartford Mutual Fund Fee Class Action Litigation, United States District Court, District of Connecticut—These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in The Hartford's retail mutual funds and "derivative claims" on

behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed improper, or excessive payments were made to brokers. The defendants in these cases include various entities of The Hartford, The Hartford's retail mutual funds, and directors of the retail mutual funds. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. Briefing on the motion will extend into late April 2005. The court has not yet decided whether or to what extent discovery will proceed while the motion to dismiss is pending. The Company is the underwriter for the retail mutual funds. Management is uncertain if this will impact the Company.

Regulatory Developments—There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund related issues. The Hartford has received requests for information and subpoenas from the SEC, subpoenas from the New York Attorney General's Office, a subpoena from the Connecticut Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and requests for information from the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues. The Hartford continues to cooperate fully with these regulators in these matters.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of The Hartford's variable annuity and mutual fund operations related to market timing. The Hartford continues to cooperate fully with the SEC and the New York Attorney General's Office in these matters. The Hartford's mutual funds are available for purchase by the separate accounts of different variable universal life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between subaccounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against The Hartford with respect to certain owners of older variable annuity products, The Hartford's ability to restrict transfers by these owners is limited. The SEC's Division of Enforcement also is investigating aspects of The Hartford's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. The Hartford discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. The Hartford continues to cooperate fully with the SEC in these matters.

To date, neither the SEC's and New York Attorney General's market timing investigation nor the SEC's directed brokerage investigation has resulted in either regulator initiating any formal action against The Hartford. However, The Hartford believes that the SEC and the New York Attorney General's Office are likely to take some action against The Hartford at the conclusion of the respective investigations. The Hartford is engaged in active discussions with the SEC and the New York Attorney General's Office regarding the potential resolution of the matters under investigation. However, the potential timing of any such resolution or the initiation of any formal action by either the SEC or the New York Attorney General's Office is difficult to predict. It is reasonably possible that the Company may ultimately be liable for a portion of the ultimate cost to The Hartford for these matters. The ultimate liability of the Company, if any, is not reasonably estimable at this time. However, the Hartford intends to provide capital support, if any, needed to maintain the Company's required capital ratios.

10. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's 2004 financial statements, the Company's management determined that the Company had failed to accrue a liability related to a profit sharing arrangement with a distribution partner in which, upon reaching a specified performance criteria (which had been reached in a prior period), the Company would have to pay, upon termination, between 5%-10% of the current estimated value of the Company. As a result, deferred tax asset due from affiliates, accrued liabilities, retained earnings, other broker/dealer expense, provision for income taxes, and net income have been restated from the amounts previously reported to reflect this additional liability.

The after-tax cumulative effect of the restatement for all years prior to 2004 was $18,638,451, which was recorded as an adjustment to beginning retained earnings. The restatement did not have any impact on the Company's net cash flows or net cash provided by operating activities. However, as a result of this restatement, the Company was not in compliance with the minimum net capital requirements as required by SEC Rule 15c3-1 at December 31, 2004 (see Note 7).

The following summarizes the impact of the restatement on the Company's statement of financial condition and statement of operations as of and for the year ended December 31, 2004.

	As Previously Reported	As Restated
Statement of financial condition:		
Deferred tax asset due from affiliates	$ 2,537,096	$ 14,997,142
Accounts payable and accrued liabilities	34,259,521	69,859,651
Retained earnings	108,781,770	85,641,686
Statement of operations:		
Other broker/dealer expense	30,295,910	37,221,499
Provision for income taxes	17,029,970	14,606,014
Net income	31,625,315	27,123,682

* * * * * *

SUPPLEMENTAL SCHEDULE

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004
(As restated, see Note 10)

TOTAL STOCKHOLDER'S EQUITY	$ 98,642,686
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Due from affiliates and other assets	17,477,904
Prepaid commissions	81,575,447
Total deductions and/or charges	99,053,351
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	(410,665)
HAIRCUTS ON SECURITIES	735,814
DEFICIT NET CAPITAL	$ (1,146,479)
MINIMUM NET CAPITAL REQUIRED— (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$ 4,884,719
DEFICIT NET CAPITAL	$ (6,031,198)
RATIO OF AGGREGATE INDEBTEDNESS TO DEFICIT NET CAPITAL	(63.91) to 1
AGGREGATE INDEBTEDNESS—	
Total liabilities from the statement of financial condition	$ 73,270,775
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital—as reported in Company's Part II (unaudited) FOCUS report	$ 36,990,747
Deferred tax asset erroneously reported as allowable	(2,537,096)
Restatement adjustment (see Note 10)	(35,600,130)
Deficit net capital—per above	$ (1,146,479)



Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

November 22, 2005

Board of Directors and Stockholders
Hartford Investment Financial Services, LLC
Saint Paul, Minnesota

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005 (November 22, 2005 as to the effects of the restatement discussed in Note 10)), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial

statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter (as discussed in the subsequent paragraph) involving the Company's internal control and its operation that we consider to be a material weakness as defined above.

Subsequent to the issuance of the Company's 2004 financial statements, the Company's management determined that the Company had failed to accrue a liability related to a provision of a distribution agreement (the "Agreement") with a distribution partner. The provision in issue requires the Company to pay to the distribution partner upon termination of the Agreement, if a specified performance criteria is met (which had been reached in a prior period), between 5% and 10% of the current estimated value of the Company. The original conclusion regarding the trigger point for recording the liability associated with this one provision of the Agreement was made in a prior period and has been consistently applied since that point. In contemplation of exercising the Company's right to terminate the Agreement, management reviewed the accounting for the provision discussed above, and concluded that the original accounting conclusion for this provision was in error. This matter has been deemed to be a material weakness as defined above because it has resulted in the material misstatement of the Company's financial statements in the current and prior periods and those misstatements, in turn, have caused the miscomputation of net capital under Rule 15C3-1.

Other than the item identified in the preceding paragraph, we are not aware of any other material weaknesses, as defined above. However, we are aware that the Company failed to comply with the Company's membership agreement with the National Association of Securities Dealers by trading in short-term bonds on more than an "occasional basis." Due to the investment activity during the year, the Company was required to file monthly FOCUS reports, but only filed the FOCUS report quarterly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that due to the material weakness discussed above, the Company's practices and procedures were not adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP